UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Compugen Ltd.

On November 29, 2022, Bayer AG (formerly, Bayer Pharma AG) (“Bayer”) notified Compugen Ltd. (the “Company”) that it has resolved to terminate, effective as of February 27, 2023, the parties’ research and development collaboration and license agreement, previously effective as of August 5, 2013.

Pursuant to the agreement, bapotulimab, an antibody targeting Compugen-discovered immune checkpoint regulator CGEN-15001T/ILDR2, was evaluated by Bayer in a Phase 1 clinical trial. Following the effective date of the termination, Bayer will retain the right to continue to provide patients with bapotulimab to the extent required.

The Company plans to execute its right to receive an exclusive license under Bayer’s intellectual property as required to allow it to continue the development and commercialization of bapotulimab, to the extent it will choose to do so.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-240183.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.
Date: December 2, 2022	By:	/s/ Eran Ben Dor
Eran Ben Dor General Counsel